UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission file number: 001-42466

3 E NETWORK TECHNOLOGY GROUP LIMITED

(Exact name of registrant as specified in its charter)

No.118 Connaught Road West, 3003-2

Hong Kong, China, 999077

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Appointment of Officer

Effective March 19, 2026, Mr. Siyang Hu was appointed as the Vice President by the Board of Directors (the “Board”) of 3 E Network Technology Group Ltd. (the “Company”).

Mr. Hu, ages 43, has over 20 years of experience in the software and semiconductor industries. Prior to his appointment as the Vice President, Mr. Hu served as the director of Shenzhen Kangjie Software Co., Ltd. from 2016 to 2021. From 2008 to 2016, Mr. Hu held several key positions at Shanghai Samsung Semiconductor Co., Ltd., including serving as the memory sales manager for the South-China region from March 2010 to March 2016, where Mr. Hu was responsible for regional sales and market management, and as a DRAM marketing field application engineer from June 2008 to June 2010, focusing on client promotion and pre-sales design support. Mr. Hu also served as a core network R&D engineer at Huawei Technologies Co., Ltd. from March 2008 to May 2008. From March 2007 to February 2008, Mr. Hu served as a Printed Circuit Board (“PCB”) and Automatic Test Equipment software designer at Ramaxel Technology (Shenzhen) Co., Ltd, where he was responsible for memory product PCB design and test program development. Mr. Hu served as an integrated circuit designer at Myson Century, Inc. from May 2005 to February 2007. Mr. Hu obtained his bachelor’s degree in electronic science and technology from Huazhong University of Science and Technology in 2005.

There are no family relationships between Mr. Hu and any other employees or members of the Board of the Company.

On March 19, 2026, the Company entered into an employment agreement with Mr. Hu, pursuant to which the term of employment will be two years. The employment agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibit 10.1.

Exhibit Index

Exhibit No.	Description
10.1	Employment Agreement with Siyang Hu dated March 19, 2026
99.1	Press Release

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

By:	/s/ Tingjun Yang
Name:	Tingjun Yang
Title:	Chief Executive Officer, Director

Date: March 24, 2026

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